

Mail Stop 4628

August 5, 2016

Scott W. Smith
Chief Executive Officer
Vanguard Natural Resources, LLC
5847 San Felipe, Suite 3000
Houston, Texas 77057

      Re: **Vanguard Natural Resources, LLC**
              Form 10-K for Fiscal Year Ended December 31, 2015
              Form 8-K
              Response Dated July 28, 2016
              File No. 1-33756

Dear Mr. Smith:

We have reviewed your July 28, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 25, 2016 letter.

Form 10-K for Fiscal Year Ended December 31, 2015

Notes to Consolidated Financial Statements

Supplemental Oil and Natural Gas Information, page 134

1.   We note that you do not intend to revise the standardized measure of discounted future cash flows to include the cash outflows associated with the settlement of asset retirement obligations for historical periods. Your response to prior comment 2 states that you do not believe the related amounts were material to this calculation for the year ended December 31, 2015 or December 31, 2014. As noted in comment 7 from our letter dated April 22, 2016, oil and gas producers are required to include the cash outflows associated with the settlement of an asset retirement obligation in calculating the standardized

measure of discounted future cash flows. As such, these historical periods should be revised to include the omitted amounts.

Form 8-K filed July 27, 2016

2.   Your response to prior comment 3 does not appear to include a reconciliation showing the components of the line items in your calculation of Adjusted Net Income Attributable to Common and Class B Unitholders for change in fair value of commodity derivative contracts and change in fair value of interest rate derivative contracts. Please provide us with this reconciliation and explain how these amounts differ from the amounts related to derivate contracts used to calculate Adjusted EBITDA.

You may contact Ethan Horowitz, Accounting Branch Chief, at (202) 551-3311 with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources

cc: Douglas V. Getten
        Paul Hastings LLP